Exhibit 99.1

Hi everyone,

My name is Lauren-Zakarian Cogswell and I am a Director on the Masterworks acquisitions team.

I am pleased to announce our latest offering, a painting by the abstract artist, Stanley Whitney. After his 2015 survey exhibition at the Studio Museum in Harlem, Whitney began to receive broader recognition and an increased presence at auction, particularly in recent years. In 2021, Whitney’s auction turnover reached over $7 million, ranking him 272nd among all artists.

To provide investment quality paintings by the artist, our acquisitions team has reviewed 70 examples of Whitney’s works from around the world, many of which are priced in excess of $1 million. Of these examples, this is the first we have selected to be offered on the Masterworks platform.

The current offering is titled “xMxexmxoxrxyx xGxaxrxdxexnx” and was completed by the artist in 2020. The painting is a standard, square format example of the artist’s abstract compositions in which he juxtaposes structure and improvisation to explore the lyrical qualities of color and rhythm.

As of November 2022, similar examples identical in size to the Painting account for five of Whitney’s top ten auction records and have all sold this year in excess of $1.5 million. These are led by “Nightwatch” (2012), which sold for $2.3 million at Sotheby’s, London in March of 2022, “Great Balls of Fire” (2005), which sold for nearly $2 million at Christie’s, London in March of 2022, and finally, “Parisian Blue” (2012), which sold for $1.6 million at Sotheby’s, New York in May of 2022.

Between May 2018 and September 2022, auction sales of works similar to our offering have increased at an estimated annualized appreciation rate of 56.5%.